HOLLINGER INC.

STATUS UPDATE: NOVEMBER 3, 2005

TORONTO, Ontario, November 3, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended, was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

Hollinger has brought a motion seeking, inter alia, direction with respect to certain entitlements claimed by Messrs. Walker, Carroll, Vale, Metcalfe and Wakefield (the "Respondents"), each a former director of Hollinger. On October 25, 2005, the Court directed the Respondents to file responding materials in respect of this motion on or before December 16, 2005. A further scheduling motion will be heard on January 4, 2006.

On October 27, 2005, counsel for several parties including Hollinger attended on a motion for an Order directing the Inspector to deliver to Hollinger the hard drives previously used by certain Hollinger employees. The parties consented to an Order that will result in Hollinger receiving hard copies of all documents from John Boultbee's hard drive (except four documents over which privilege is claimed), and approximately 37 volumes of documents from the hard drives of Conrad (Lord) Black and Joan Maida. There remains a dispute between the parties as to (i) documents that have not been produced from the drives of Mr. Black and Ms Maida, and (ii) the production to Hollinger of the physical hard drives. If these remaining matters are not resolved, a further motion will be scheduled.

On November 1, 2005, the Court of Appeal dismissed an appeal brought by Messrs. Black, Boultbee and Radler with respect to the orders issued compelling them to attend for examination by the Inspector (defined below). No date has been set for those examinations.

On November 3, 2005, Hollinger International Inc. (“International”) announced that it had filed its Annual Report on Form 10-K for the year ended December 31, 2004 with the United States Securities and Exchange Commission. The Report has been posted in the Investor Relations section (under "SEC Filings")of the Company's website -- www.hollingerinternational.com -- and will also be available at www.sec.gov. International also announced that it anticipates filing its Quarterly Reports on Form 10-Q for the first three fiscal quarters of 2005 by December 31, 2005 and that it will hold its Annual Meeting of Shareholders on January 24, 2006.

David Drinkwater has been appointed Chair of the Litigation Committee of Hollinger’s Board of Directors.

Financial Statements

As previously reported, Hollinger's 2003 and 2004 annual financial statements cannot currently be completed and audited for various reasons.

Hollinger has also been unable to file its annual financial statements, Management’s Discussion & Analysis and Annual Information Form for the years ended December 31, 2003 and 2004 on a timely basis as required by Canadian securities legislation. Hollinger has not filed its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004 and March 31 and June 30, 2005.

Hollinger has released financial information in the form of an unaudited consolidated balance sheet as at September 30, 2004, together with notes thereto, prepared on an alternative basis (the "Alternative Financial Information"). The Alternative Financial Information, which may be found as part of Hollinger's press release issued on March 4, 2005, was prepared by the management of Hollinger at that time and was not audited or reviewed by Hollinger's auditors.

The Audit Committee is considering alternatives to provide additional financial information to the public.

Inspection

Ernst & Young Inc. (the "Inspector") is continuing the inspection (the "Inspection") of certain of Hollinger's related-party transactions pursuant to an Order of Mr. Justice Campbell of the Ontario Superior Court of Justice. The Inspector has provided nine interim reports with respect to its inspection of Hollinger. The Inspector was expected to provide a further report to the Court by October 31, 2005. The Inspector has advised that it is now targeting the delivery of its Tenth Report on or before Monday, November 14, 2005.

Through October 28, 2005, the cost to Hollinger of the Inspection (including the costs associated with the Inspector and its legal counsel, as well as Hollinger's legal counsel) is in excess of C$12.9 million.

Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

Supplemental Financial Information

As of the close of business on October 28, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$59.4 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the October 28, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$8.78, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$138.5 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares.

All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited: (a) approximately C$8.5 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of Hollinger's indemnification obligations to six former independent directors and two current officers; and (b) approximately US$572.0 thousand in cash with the trustee under the Indenture governing the Senior Notes as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Secured Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes).

There is currently in excess of US$132.2 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Secured Notes outstanding.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, Mr. Justice James Farley of the Ontario Superior Court of Justice (the "Court") issued two orders by which The Ravelston Corporation Limited (“Ravelston”) and Ravelston Management Inc. ("RMI") were: (i) placed in receivership pursuant to the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, the Receiver was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. On May 18, 2005, Mr. Justice Farley further ordered that the Receivership Order and the CCAA Order be extended to include Argus Corporation Limited and five of its subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares of Hollinger (collectively such entities, including Ravelston and RMI are referred to as the "Ravelston Entities"). The Court has extended the stay of proceedings against the Ravelston Entities to January 18, 2006.

On August 18, 2005, the United States Attorney for the Northern District of Illinois (the "US Attorney") returned an indictment (the “Indictment”) against Ravelston and others pursuant to which they have been charged with five counts of mail fraud and two counts of wire fraud in violation of Title 18, United States Code, Sections 1341, 1343, 1346, and 2. Neither Ravelston nor the Receiver on behalf of Ravelston has been served with the Indictment.

On October 3, 2005, the Receiver brought a motion seeking certain relief and direction with respect to the Indictment. Specifically, the Receiver requested that the Court grant an Order authorizing and directing the Receiver on behalf of Ravelston to voluntarily accept service of the summons to the Indictment and voluntarily appear and enter a plea of not guilty on behalf of Ravelston. The Court granted this relief on October 4, 2005. Counsel for Conrad Black has appealed that decision. As a result, the motion was heard by the Court of Appeal on October 18, 2005. No decision has been rendered with respect to the appeal.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times,

a large number of community newspapers in the Chicago area, and a portfolio of news media investments. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:
John Lute
Lute & Company
416 929 5883
jlute@luteco.com